# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neptune Insurance Holdings Inc., CIK 0002067129
CUSIP: 64073B103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 400 6th Street S, Suite 2, St. Petersburg, Florida (FL), 33701
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002085255

## Reporting persons
- Jonathan Carlon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 575,000; shared voting power 5,110,000; sole dispositive power 575,000; shared dispositive power 5,110,000; aggregate amount beneficially owned 5,685,000 (5.91% of the class)
  Comment: The number of shares beneficially owned consists of (i) 575,000 shares of Class A Common Stock held by the Reporting Person, (ii) 4,599,000 shares of Class A Common Stock held by the JWC Irrevocable Trust, and (iii) 511,000 shares of Class A Common Stock held by the Carlon Family Trust dated May 7, 2024. The Reporting Person and Steve Wynne are the trustees of, and share voting and dispositive power over the shares held by, the JWC Irrevocable Trust. The Reporting Person and Alexis Carlon are the trustees of, and share voting and dispositive power over the shares held by, the Carlon Family Trust dated May 7, 2024.
  
  Percentage ownership is based on 96,185,000 shares of Class A Common Stock outstanding as of September 30, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.

## Item 1. Issuer
Name of issuer: Neptune Insurance Holdings Inc.
Address of issuer's principal executive offices: 400 6th Street S, Suite 2, St. Petersburg, Florida, 33701

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Jonathan Carlon (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o Neptune Insurance Holdings Inc., 400 6th Street S, Suite 2, St. Petersburg, FL 33701.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page.
Percent of class: See Row 11 of cover page.
Sole power to vote or to direct the vote: See Row 5 of cover page.
Shared power to vote or to direct the vote: See Row 6 of cover page.
Sole power to dispose or to direct the disposition: See Row 7 of cover page.
Shared power to dispose or to direct the disposition: See Row 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jonathan Carlon: /s/ Jonathan Carlon, Jonathan Carlon (11/14/2025)